As filed with the Securities and Exchange Commission on May 23, 2022

Registration No. 333-264860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effectve Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

BLUE RIDGE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	54-1470908
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1807 Seminole Trail

Charlottesville, Virginia 22901

(540) 743-6521

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian K. Plum

President and Chief Executive Officer

Blue Ridge Bankshares, Inc.

1807 Seminole Trail

Charlottesville, Virginia 22901

(540) 743-6521

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott H. Richter

Lee G. Lester

Williams Mullen

200 South 10th Street, Suite 1600

Richmond, Virginia 23219

(804) 420-6000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 23, 2022

PROSPECTUS

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

3,000,000 Shares of Common Stock

This prospectus relates to 3,000,000 shares of common stock of Blue Ridge Bankshares, Inc. that may be offered and sold by us under our Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”). The Plan provides existing shareholders and new investors with a convenient and economical way of purchasing shares of our common stock.

The Plan offers the following:

•	for existing shareholders, automatic reinvestment of all of your cash dividends of Blue Ridge common stock in additional shares of our common stock;

•	for existing shareholders, purchase of additional shares of our common stock; and

•	for new investors, initial purchase of shares of our common stock.

Under the Plan, we will pay all transaction fees and processing fees for reinvesting dividends, and for any costs incurred if you purchase additional shares with optional cash payments. You will incur transaction fees and other costs to sell shares. Per share processing fees include any brokerage commissions the Plan Administrator is required to pay. This prospectus describes and constitutes the Plan, and participants in the Plan should retain this prospectus for future reference.

We have appointed Computershare Trust Company, N.A. (the “Plan Administrator”) to serve as the administrator of the Plan. You may enroll in the Plan through the Plan Administrator’s website (www.computershare.com), or by calling 1-800-368-5948 toll-free and responding to the appropriate prompts. You may also enroll in the Plan by completing an enrollment form and returning it to the Plan Administrator.

Our principal executive offices are located at 1807 Seminole Trail, Charlottesville, Virginia 22901, and our telephone number is (540) 743-6521. Our common stock is listed on the NYSE American under the symbol “BRBS.” On May 20, 2022, the closing price for our common stock on the NYSE American was $13.98. Our website can be accessed at www.mybrb.com.

Investing in our common stock involves risks. Please see “Risk Factors” on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of our common stock are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Investment in our common stock involves investment risk, including the possible gain or loss of principal. In addition, dividends paid may go up or down or be eliminated entirely.

The date of this prospectus is May 23, 2022

i

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) relating to the shares of our common stock to be offered and sold under the Plan. This prospectus, which does not include all of the information in the registration statement, provides you with a general description of the Plan and the securities offered under the Plan. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us, the Plan and the securities offered. The registration statement may be obtained and read at the SEC’s website (www.sec.gov) or at the offices mentioned under the heading “Incorporation of Certain Information by Reference.”

We have not authorized any other person to provide you with any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. You should not assume that the information appearing in this prospectus or any document incorporated by reference herein is accurate as of any date other than the date of this prospectus or the applicable document, as the case may be. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Please read this prospectus carefully. If you own shares now or if you decide to buy shares in the future, then please keep this prospectus with your permanent investment records since it contains important information about the Plan.

Unless otherwise stated or the context suggests otherwise, the terms “Blue Ridge”, “company”, “we”, “our” and “us” refer to Blue Ridge Bankshares, Inc. and, where applicable, its subsidiaries, the term “Blue Ridge Bank” refers to our bank subsidiary, Blue Ridge Bank, National Association, the term “shares” refers to our common stock, and the terms “you” and “your” refer to a prospective investor or participant in the Plan.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file with the SEC annual, quarterly and current reports, proxy statements and other information. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. These reports can be found on the SEC’s website at www.sec.gov, and through our website at www.mybrb.com. Information contained on our website does not constitute part of, and is not incorporated into, this prospectus.

We have filed a registration statement on Form S-3 with the SEC relating to the offering of common stock pursuant to this prospectus. The registration statement, including the attached exhibits and schedules thereto, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

Additional prospectuses or prospectus supplements that we may file with the SEC may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a later prospectus supplement. You should read this prospectus together with additional information incorporated by reference herein.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus or in later filed documents incorporated by reference into this prospectus

We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 5, 2022;

•

portions of the Definitive Proxy Statement for the 2022 Annual Meeting of Shareholders, filed with the SEC on April 29, 2022, solely to the extent incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2021;

•	our Current Reports on Form 8-K filed with the SEC on January 5, 2022, January 20, 2022, March 17, 2022, April 6, 2022, April 22, 2022 and May 10, 2022; and

•

the description of our common stock, no par value, contained in our Registration Statement on Form 8-A, filed with the SEC on December  18, 2019, as the description therein has been updated and superseded by the description of our common stock contained in Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022, and including any amendments or reports filed for the purpose of updating such description.

Information filed with the SEC after the date of this prospectus will automatically update and supersede information contained in or previously incorporated by reference into this prospectus.

We will provide, without charge, to each person (including any beneficial owner) who receives a copy of this prospectus, upon the written or oral request of any such person, a copy of any or all of these filings (other than exhibits to such documents, unless that exhibit is specifically incorporated by reference into that filing). Requests should be directed to: Blue Ridge Bankshares, Inc., 1807 Seminole Trail, Charlottesville, Virginia 22901, Attention: Investor Relations (telephone: (540) 743-6521). Documents are also available on our website at www.mybrb.com. Information contained on our website does not constitute part of, and is not incorporated into, this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included in or incorporated by reference into this prospectus, contains statements which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.

These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected financial condition and operating results, and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward-looking statements are based on many assumptions and estimates as well as our expectations, and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements, and forward-looking statements are not guarantees of future performance. While there can be no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those contemplated by forward-looking statements include the following, without limitation, as well as the risks and uncertainties more fully discussed in our Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors” as filed with the SEC:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	changes in the level of our nonperforming assets and charge-offs;

•

our management of risks inherent in our real estate loan portfolio, and the risk of a prolonged downturn in the real estate market, which could impair the value of our collateral and our ability to sell collateral upon any foreclosure;

•

the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations;

•	changes in consumer spending and savings habits;

•	our ability to identify, attract and retain experienced management, relationship managers and support personnel, particularly in a competitive labor environment;

•	technological and social media changes impacting us and the financial services industry in general;

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changing bank regulatory conditions, laws, regulations, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or Blue Ridge Bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, increased regulations, prohibition of certain income producing activities, or changes in the secondary market for loans and other products;

•	the impact of changes in laws, regulations and policies affecting the real estate industry;

•

the effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, or other accounting standards setting bodies;

•	the impact of the COVID-19 pandemic on our customers and employees and the associated efforts by us and others to limit the spread of the virus;

•	the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events;

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geopolitical conditions, including acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad;

•	the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	the willingness of users to substitute competitors’ products and services for our products and services;

•	our inability to successfully manage our growth or implement our growth strategy;

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the effect of acquisitions we may make, including, without limitation, disruption of employee or customer relationships, and the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	our participation in the Paycheck Protection Program established by the U.S. government and its administration of the loans and processing fees earned under the program;

•	our involvement, from time to time, in legal proceedings and examination and remedial actions by regulators;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	our ability to effectively manage our fintech partnerships, and the abilities of those fintech companies to perform as expected; and

•	Blue Ridge Bank’s ability to pay dividends.

Other factors not identified above, including those that are incorporated by reference under “ Risk Factors” in this prospectus and may be described in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporate by reference into this prospectus, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and in our other reports filed with the SEC, may also cause actual results to differ materially from those described in our forward-looking statements. You should not place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to revise or update any forward-looking statement except to the extent required by applicable law or regulation.

BLUE RIDGE BANKSHARES, INC.

We are a bank holding company headquartered in Charlottesville, Virginia providing commercial and consumer banking and financial services through our wholly-owned bank subsidiary, Blue Ridge Bank, and our non-bank financial services affiliates. We were incorporated under the laws of the Commonwealth of Virginia in July 1988 in connection with the holding company reorganization of Blue Ridge Bank.

Blue Ridge Bank is a federally chartered national bank headquartered in Richmond, Virginia that traces its roots to Page Valley Bank of Virginia, which opened for business in 1893. As of March 31, 2022, we have 26 full-service banking offices across our footprint, which stretches in Virginia from the Shenandoah Valley across the Piedmont region through Richmond and into the coastal peninsulas and Hampton Roads region. Blue Ridge Bank also has one banking office in north-central North Carolina. Our mortgage division has 18 offices in Virginia, Maryland, North Carolina, South Carolina and Florida.

We serve businesses, professionals, consumers, nonprofits and municipalities with a wide variety of financial services, including retail and commercial banking, mortgage banking, government guaranteed lending, employee benefit plans and investment services. Our products include checking accounts, savings accounts, money market accounts, cash management accounts, certificates of deposit, individual retirement accounts, commercial and industrial loans, residential mortgages, commercial mortgages, home equity loans, consumer installment loans, insurance, credit cards, online banking, telephone banking and mobile banking. We also provide management services for personal and corporate trusts, including estate planning, estate settlement, trust administration, and investment and wealth management services.

As of March 31, 2022, we had total consolidated assets of approximately $2.72 billion, total consolidated loans of approximately $1.90 billion, total consolidated deposits of approximately $2.35 billion and consolidated stockholders’ equity of approximately $278 million.

Our common stock is listed on the NYSE American under the symbol “BRBS.” Our principal executive offices are located at 1807 Seminole Trail, Charlottesville, Virginia 22901, and our telephone number is (540) 743-6521. Our website can be accessed at www.mybrb.com. Information contained on our website does not constitute part of, and is not incorporated into, this prospectus.

Additional information about us and our subsidiaries is included in documents incorporated by reference into this prospectus. See the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” of this prospectus.

RISK FACTORS

An investment in our securities involves certain risks. Before making an investment decision, you should carefully read and consider the risk factors set forth below and in our most recent Annual Report on Form 10-K under the heading “Risk Factors,” as well as any updated or additional disclosure about risk factors included in any of our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K or other filings that we have made with the SEC since the date of the latest Annual Report on Form 10-K that are incorporated by reference into this prospectus.

Additional risks and uncertainties of which we are not aware or that we believe are not material at the time could also materially and adversely affect our business, financial condition, results of operations or liquidity. In any case, the value of the securities offered by means of this prospectus and any applicable prospectus supplement could decline and you could lose all or part of your investment.

You will not know the price of our common stock at the time you make an investment decision.

Although we describe generally in this prospectus how the price of any shares of common stock you purchase will be determined, you will not know the price of the common stock you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

The price of our common stock may fluctuate between the time you make an investment decision and the time our shares of common stock are purchased or sold by you.

The price of our common stock may fluctuate between the time you decide to purchase shares of our common stock under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

If you instruct the Plan Administrator to sell shares of our common stock under the Plan, you may not be able to direct the time or price at which your shares are sold (except for prices specified for day limit orders or good-til-cancelled (“GTC”) limit orders). The price of our common stock may decline between the time you decide to sell shares of common stock and the time of actual sale.

Our management will have discretion in the allocation of proceeds from the sale of newly issued shares of common stock pursuant to the Plan.

To the extent that shares of common stock used to fund the Plan are directly issued by us as newly issued shares, we expect to receive proceeds from the sale of such shares. There will be no proceeds to us from the purchase of shares on the open market or in privately-negotiated transactions made to fund the Plan. We intend to use the net proceeds, if any, from the sale of the shares of common stock pursuant to the Plan for general corporate purposes to support our growth and expansion. Our management, however, has discretion in determining the actual manner in which the net proceeds will be applied. The precise use, amounts and timing of the application of proceeds will depend upon, among other things, the funding requirements of our subsidiaries, the availability of other funds and the existence of business opportunities. See the heading “Use of Proceeds” of this prospectus for more information.

DESCRIPTION OF THE PLAN

The questions and answers set forth below constitute our Dividend Reinvestment and Direct Stock Purchase Plan in its entirety.

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to offer a convenient and economical method for our existing shareholders and new investors to purchase shares of our common stock and to reinvest cash dividends paid on our common stock without payment of any transaction fees, processing fees or other expenses for such purchases. Participants in the Plan may have all of their cash dividends automatically reinvested in shares of our common stock. Participants may also elect to make optional cash purchases through the Plan Administrator.

We intend that shares purchased under the Plan will come from our authorized but unissued common stock, although we may elect to purchase the shares on the open market or in privately-negotiated transactions. As such, the Plan also provides us with an economical and flexible mechanism to raise equity capital through sales of our common stock. To the extent shares are purchased directly from Blue Ridge, funds received by us for such shares will be used for general corporate purposes to support our growth and expansion. See the heading “Use of Proceeds” of this prospectus for more information.

Participation in the Plan is voluntary, and we give no advice regarding your decision to join, or withdraw from, the Plan. The Plan is primarily intended to benefit long-term investors who want to increase their investment in our common stock and not for the benefit of individuals or institutions which engage in short-term trading activities that could cause aberrations in the overall trading volume of our common stock. We reserve the right to modify, suspend or terminate participation in this Plan by otherwise eligible shareholders in order to eliminate practices that are not consistent with the purposes of the Plan.

Investment Options

2.	What investment options are available under the Plan?

Once enrolled in the Plan, you may purchase our common stock through the following investment options:

Dividend Reinvestment Options

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Full Dividend Reinvestment: You may have cash dividends on all of your shares credited to your Plan account and those registered in your name in certificated and/or book-entry form automatically reinvested. For the reinvestment of cash dividends, the investment date will be the regular cash dividend payment date, which is currently on or about the last business day of January, April, July and October.

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All Dividends Paid in Cash (No Dividend Reinvestment): Under this alternative, cash dividends declared on your shares credited to your Plan account and those registered in your name in certificated and/or book-entry form will be paid in cash.

There is no partial dividend reinvestment option. As a result, you cannot have cash dividends on less than all of your shares enrolled in the Plan automatically reinvested, while continuing to receive cash dividends on the other shares.

If you choose all dividends paid in cash (no dividend reinvestment), you can have your cash dividends deposited directly into your bank account instead of receiving a check by mail. To have your cash dividends deposited electronically, you must either enroll for direct deposit online at www.computershare.com/investor or complete and submit an Authorization for Electronic Direct Deposit, which may be obtained from the Plan Administrator. Please allow 30 days from the date of the Plan Administrator’s receipt of a properly submitted form for the direct deposit to be established. You may also change your designated bank account for direct deposit or discontinue this feature online or by submitting written notice to the Plan Administrator at the address noted in Question 5.

Stock Purchase Option. You can purchase shares of our common stock by using the Plan’s optional cash purchase feature. To purchase shares using this feature, you must invest at least $500 at any one time (at least $2,000 for an initial investment if you are not already a shareholder), but you cannot invest more than $5,000 per quarterly dividend period. However, we may, at our discretion, waive the maximum limit. See Question 18 for more information on requests for a waiver of these limitations. Any optional cash payment of less than $500 (or less than $2,000 for an initial investment if you are not already a shareholder) and the portion of any optional cash payment or investments totaling more than $5,000 per quarterly dividend period, except for optional cash payments made pursuant to a waiver request granted by us, will be returned to you without interest. You have no obligation to make any optional cash purchases under the Plan.

Advantages

3.	What are some of the advantages to participating in the Plan?

•	You do not need to be a current shareholder, nor do you need to have a broker, to buy our common stock through the Plan.

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You will not pay or incur any transaction fees or processing fees, or other direct expenses in connection with any purchases under the Plan, whether the purchases are through dividend reinvestment or optional cash purchases or a combination of both. See Question 11 for investor-related fees and charges.

•	The funds paid for shares will be fully invested because the Plan permits fractions of shares of common stock to be credited to your account. See Question 13.

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The purchase price for shares purchased directly from us may be established at a discount from our common stock’s market price (versus Plan shares acquired on the open market or in privately-negotiated transactions). We may at our discretion at any time establish or remove a discount rate ranging from 0% to 5%. See Question 15.

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You will avoid the necessity of safekeeping certificates for shares credited to your Plan account, because, unless you request otherwise, all shares purchased for your Plan account will be held in book-entry (“uncertificated”) form. For safekeeping, you may also surrender to the Plan Administrator certificates for shares of common stock which you now hold. See Question 29. Similarly, you may avoid the need for safekeeping stock certificates if you deposit your shares into the direct registration system. See Question 39.

•	Periodic statements reflecting all current activity, including shares purchased and your latest Plan account balance, will simplify your recordkeeping.

Disadvantages

4.	What are some of the disadvantages to participating in the Plan?

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Because the prices at which shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose some advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased on the open market is the weighted average price paid by the Plan Administrator to obtain shares for all participants who acquire shares through the Plan in a specific batch of purchases, you may pay a higher price for shares purchased under the Plan than you would for shares purchased on the investment date outside of the Plan. See Question 14.

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Any additional cash payments that you may choose to make from time to time relating to optional cash purchases will be held and invested on an aggregate quarterly dividend period basis. Consequently, your optional cash payments may be exposed to changes in market conditions while they are held pending the applicable quarterly dividend period investment date, for longer periods of time than would be the case if you purchased shares through a broker. See Question 17.

•	No interest will be paid on cash held with respect to the optional cash purchase feature of the Plan pending investment or return.

•

If you sell any shares of common stock held in your Plan account through the Agent (as defined in Question 5), you will not be able to direct the time or price at which the Agent arranges for your sale, and the price of the common stock may go down before the sale is made (except for prices specified for day limit orders or GTC limit orders). In addition, you will be charged transaction fees and processing fees and transfer taxes and other direct costs, if any, incurred in connection with such sales.

•

If we offer a purchase price discount, we may adjust the discount from the market price of shares of our common stock in our sole discretion at any time. The granting of a discount for one quarter, as applicable, will not ensure the availability of a discount or the same discount in future quarters, respectively.

•

As with any investment, investment in our common stock involves risks, including but not limited to the risks that the value of our common stock may decrease and that dividends paid may decrease or be terminated altogether.

Administration

5.	Who will administer the Plan?

The Plan is administered by Computershare Trust Company, N.A. As Plan Administrator, Computershare Trust Company, N.A. will keep records, send statements of account to each participant, and perform other administrative duties relating to the Plan. The shares of common stock purchased for you under the Plan will be held for you in safekeeping by the Plan Administrator until termination of your participation in the Plan or until a written request is received from you for withdrawal of all or a portion of your shares. See Questions 32 and 33. The Plan Administrator may, in its sole discretion, use a broker-dealer (the “Agent”) that is affiliated or unaffiliated with the Plan Administrator to execute purchase or sale transactions. You may contact the Plan Administrator in writing as follows:

Mail by regular delivery:

Blue Ridge Bankshares, Inc.

c/o Computershare Trust Company, N.A.

Dividend Reinvestment and Direct Stock Purchase Plan

P.O. Box 505000

Louisville, KY 40233-5000

Overnight correspondence:

Blue Ridge Bankshares, Inc.

c/o Computershare Trust Company, N.A.

Dividend Reinvestment and Direct Stock Purchase Plan

462 South 4th Street, Suite 1600

Louisville, KY 40202

You may also contact the Plan Administrator by telephoning 1-800-368-5948. In addition, you may visit the “Investor Center” on the Plan Administrator’s website at www.computershare.com/investor. At this website, you can enroll in the Plan, obtain information and perform certain transactions on your Plan account.

Please note that the above address, telephone number and website information may change at any time in the future. In that case, updated access and contact information will be provided to you by us or the Plan Administrator.

Participation

6.	Who is eligible to participate in the Plan?

If you are a holder of our common stock registered in your name, you are eligible to participate in the Plan. If you beneficially own shares registered in another name (for example, in the name of a broker, bank or other nominee), you must either make appropriate arrangements for your broker, bank or other nominee to participate, or you must become a shareholder of record by having all or a portion of your shares transferred to your own name.

If you are not currently a registered holder of our common stock but wish to participate in the Plan, you may purchase shares through the direct stock purchase feature of the Plan (also referred to in this prospectus as the “optional cash purchase” feature).

Any person or legal entity residing in the United States, whether or not a shareholder of record of our common stock, is eligible to participate in the Plan. You may not participate in the Plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or resident, or where your legal entity resides. If you are a citizen or resident of a country other than the United States, or if your legal entity resides in a country other than the United States, you should confirm that by participating in the Plan you will not violate local laws governing, among other things, taxes, currency and exchange controls, stock registration and foreign investments.

You should not use the Plan to engage in short-term trading activities or other practices that could change the normal trading volume of our common stock. If you do engage in short-term trading activities or other practices that we deem are not consistent with the purposes of the Plan, we may prevent you from participating in the Plan.

In addition to the restrictions described above, we reserve the right to prevent you from participating in the Plan for any other reason. We have the sole right and discretion to exclude you from or terminate your participation in the Plan.

7.	How can I participate in the Plan?

Eligible shareholders, as well as new investors, can enroll in the Plan by:

•	Going to the “Investor Center” on the Plan Administrator’s website at www.computershare.com/investor and enrolling online; or

•

Contacting the Plan Administrator to obtain an enrollment form and then returning a fully completed enrollment form by mail. Please refer to Question 5 for the Plan Administrator’s website, phone number and address.

8.	If I am an eligible shareholder, when may I enroll in the Plan?

An eligible shareholder may enroll in the Plan at any time. If you elect only to have dividends reinvested on your shares (and not to make optional cash purchases), you will begin to participate in the Plan as of the dividend payment date associated with the first dividend record date which occurs after the date the Plan Administrator processes your properly-submitted enrollment form. The dividend record dates usually precede the dividend payment dates by approximately two to three weeks. If, when you enroll, you elect to make optional cash purchases, you must deliver a properly-submitted enrollment form and cash payments to the Plan Administrator no less than three calendar days before an investment date in order to allow time to enroll in the Plan and for purchases to be made on your behalf on that investment date. See Questions 16 and 17, for more information about investment dates and optional cash purchases.

9.	What does the enrollment form provide?

The enrollment form appoints the Plan Administrator as your agent and directs us to pay to the Plan Administrator, on the applicable dividend record date, the cash dividends on your shares of common stock that are enrolled in the Plan, including all whole and fractional shares that are subsequently credited to your Plan account, as they are added with each reinvestment or optional cash purchase designated for reinvestment. These cash dividends with respect to shares enrolled in the Plan will be automatically reinvested by the Plan Administrator in shares of our common stock. Any remaining cash dividends with respect to shares not enrolled in the Plan will be paid directly to you.

The enrollment form provides for the following investment options:

•

Full Dividend Reinvestment Option. This option directs the investment of cash dividends on all of the shares of common stock then or subsequently registered in your name and on all shares of common stock then or subsequently held in your Plan account.

•

All Dividends Paid in Cash (No Dividend Reinvestment) Option. Under this option, cash dividends on shares of common stock then or subsequently registered in your name and on all shares of common stock then or subsequently held in your Plan account are paid in cash.

There is no partial dividend reinvestment option. As a result, you cannot have cash dividends on less than all of your shares enrolled in the Plan automatically reinvested, while continuing to receive cash dividends on the other shares.

If you submit an enrollment form properly executed but with no investment option designated, you will be enrolled in the “Full Dividend Reinvestment” option.

To arrange to have your dividends directly deposited into your designated bank account, you must complete and return an Authorization for Electronic Deposit form. You may request an authorization form by calling the Plan Administrator at 1-800-368-5948, or you may authorize the direct deposit of dividends when you enroll in the Plan online, or access your account online at www.computershare.com/investor.

10.	If I participate in the Plan, how do I change my investment options?

You may select any one of the investment options desired (as set forth in Question 9), and the designated option will remain in effect until you change your investment option by indicating a different option on a new enrollment form, by withdrawing some or all shares from the Plan in favor of receiving cash dividends or in order to sell your common stock, or until the Plan is terminated. You may change your reinvestment election at any time by submitting a revised enrollment form to the Plan Administrator or by accessing your account online at www.computershare.com/investor. To be effective with respect to a particular dividend, a properly-submitted enrollment form changing the reinvestment of cash dividends must be received by the Plan Administrator before the record date for that dividend. If the enrollment form is received later than the record date, the change generally will be put into effect on the next cash dividend payment date.

Fees and Expenses

11.	What fees or expenses may I incur by participating in the Plan?

Participants will incur no brokerage commissions, service charges or processing fees for purchases made under the Plan, including dividend reinvestments.

You will be responsible for paying a transaction fee and processing fees each time Plan shares are sold on your behalf. See Question 35.

We reserve the right to establish or change service charges and processing fees in connection with the Plan in the future, and you will be notified if any such changes take effect.

Purchases and Pricing of Shares

12.	What is the source of shares purchased under the Plan?

Shares purchased under the Plan will come from Blue Ridge’s authorized but unissued shares or from shares purchased for participants’ accounts on the open market or in privately-negotiated transactions. We will determine the source based on our equity position, the market price of our common stock, general market conditions, our current and expected capital needs, and other relevant factors. Neither Blue Ridge nor any participant will have the authority to direct the date, time or price at which shares may be purchased on the open market.

13.	How many shares will be purchased for me if I participate in the Plan?

The number of shares purchased under the Plan for your account will depend on the amount of your cash dividends and/or optional cash payments, and the purchase price per share. Your account will be credited with the number of shares, including fractional shares computed to six decimal places, equal to the total amount to be invested under the Plan divided by the applicable purchase price per share of the common stock.

14.	How is the purchase price determined for shares purchased under the Plan?

For shares purchased directly from Blue Ridge, the purchase price will be 100% of the volume-weighted average price of our common stock as reported on the NYSE American on the investment date, less any discount that we may decide to offer as discussed under Question 15. If there are no trades on that date, or if trading is halted or suspended on that date or if publication of the sales prices of our common stock does not take place or contains a reporting error, the purchase price will be determined on the basis of such market quotations as we deem appropriate.

For shares purchased in open market transactions or in privately-negotiated transactions, the Plan Administrator may combine your purchase requests with other purchase requests received from other Plan participants and will generally batch purchase types (dividend and optional cash purchases) for separate execution by the Plan Administrator’s broker. The Plan Administrator may also direct its broker to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in the shares, the Plan Administrator’s broker may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of the common stock purchased for each participant’s account, whether purchased with reinvested dividends, with initial cash or with optional cash, will be the weighted average price of the specific batch for such shares purchased by the Plan Administrator’s broker on that day to satisfy Plan requirements.

With respect to optional cash purchases in excess of $5,000 per quarterly dividend period pursuant to a waiver request, the purchase price will be determined as provided in Question 19.

15.	Will shares be offered to Plan participants at a discount?

We reserve the right to permit shares purchased with dividend reinvestments or optional cash payments, or both, to be purchased at a discount price per share as solely determined by us. Such discount, if any, will range from 0% to 5% of the purchase price and may vary for each quarterly investment period. The discount, if any, will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining additional funds through the sale of our common stock as compared to other sources of funds, and our need for additional funds.

Participants will be given reasonable prior written notice of a discount, if any. If any discount is instituted by us, such discount may thereafter be changed or discontinued in our sole discretion, upon giving participants similar notice. You should not rely on the possibility that a discount price per share will be offered in deciding on whether to participate in the Plan.

16.	When will purchases of shares be made?

For reinvested dividends, if the Plan Administrator acquires shares directly from us, it will combine the dividend funds of all Plan participants whose dividends are automatically reinvested and will invest such dividend funds on the dividend payment date. If the dividend payment date falls on a day that is not a trading day, then the investment will occur on the next trading day. If the Plan Administrator acquires shares from parties other than us through open market transactions or in privately negotiated transactions, such purchases will occur during a period beginning on the day that would be deemed the investment date if the shares were acquired directly from us (the dividend payment date or, if the dividend payment date falls on a day that is not a trading day, the next trading day) and ending no later than 30 days following the date on which we paid the applicable cash dividend, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations. Our quarterly dividend payment dates will ordinarily occur on or about the last business day of January, April, July and October.

For initial and optional cash purchase investments up to and including $5,000, if the Plan Administrator acquires shares directly from us, then the investment date for optional cash investments up to and including $5,000 will be on the last trading day of January, April, July and October. If the

Plan Administrator acquires shares from third parties other than us through open market transactions, it will attempt to buy our common shares in the open market through a registered broker-dealer or in privately negotiated transactions. Such purchases will begin on the day that would be deemed the investment date if the shares were acquired directly from us (last trading day of January, April, July and October) and will be completed no later than 35 days following such date, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.

The Plan Administrator will wait up to three business days after receipt of the check or electronic funds transfer to ensure it receives good funds and will then seek to purchase shares from optional cash investments promptly on the investment date. You may obtain the return of any optional cash payment at any time up to three business days before an investment date. No interest will be paid on any funds received under the Plan.

Optional Cash Payments

17.	How does the optional cash purchase feature work under the Plan?

While you are enrolled in the Plan, the minimum additional cash payment for the optional cash purchase feature is $500 ($2,000 if the cash payment is for the initial purchase of our common stock through the Plan). The maximum aggregate amount of any optional cash payments that you may deliver to the Plan Administrator during any calendar quarter may not exceed $5,000. Any additional amount that you may invest at any time through your participation in the dividend reinvestment feature under the Plan does not count toward either the minimum or the maximum permissible investment amount under the optional cash purchase feature.

From time to time we may accept requests for waiver of the $5,000 maximum amount for optional cash purchases and initial investments. As further explained in Question 18, we will identify on our website if we are accepting waiver requests. If we are accepting waiver requests and we approve your request, your optional cash purchase or initial investment, as applicable, may exceed $5,000. See the section entitled “Optional Cash Payments and Initial Investments in Excess of $5,000 – Request for Waivers” for more information.

If the Plan Administrator receives an optional cash payment of less than $500 ($2,000 if the cash payment is for the initial purchase of our common stock through the Plan), then the Plan Administrator will return the cash payment to you without interest. If the Plan Administrator receives an optional cash payment that is more than $5,000 or receives multiple cash payments totaling more than $5,000 in any calendar quarter and we are not accepting requests for waivers or your request for waiver has not been granted by us, then the Plan Administrator will return the amount that is in excess of $5,000 to you without interest.

If you enroll initially in the Plan with both the dividend reinvestment and optional cash purchase features, then you may choose at any time in the future to terminate the dividend reinvestment feature on all of your shares. If you maintain your participation in the Plan without the dividend reinvestment feature, then the only way you may purchase additional shares through the Plan is by means of optional cash payments.

An optional cash payment may be made by authorizing an individual one-time online automatic deduction of funds from your U.S. bank account online through the “Investor Center” on the Plan Administrator’s website at www.computershare.com/investor or by sending a check to the Plan Administrator for each optional cash purchase. If you choose to submit a check, be sure to use the contribution form that appears on your Plan statement, and mail it to the Plan Administrator at the applicable address provided on the contribution form. The check must be made payable to “Computershare – Blue Ridge Bankshares, Inc.,” drawn on a U.S. bank and payable in U.S. dollars. If you are not in the U.S., contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks clearing through non-U.S. banks. The Plan Administrator will not accept cash, traveler’s checks, money orders or third-party checks. Each check submitted for an optional cash purchase will be considered a separate transaction subject to a service fee.

No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit any optional cash payments so that they reach the Plan Administrator shortly but not less than three business days before the investment date. This will minimize the time period during which your funds are not invested.

Participants have an unconditional right to obtain the return of any cash payment up to three business days before the investment date by sending a written request to the Plan Administrator.

Alternatively, if you wish to make regular quarterly optional cash purchases, you may authorize quarterly recurring automatic deductions from your U.S. bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you, without having to write a check.

To initiate automatic quarterly recurring automatic deductions, you must complete and sign a Direct Debit Authorization form and return it to the Plan Administrator together with a voided blank check or a deposit form for the account from which funds are to be drawn. Direct Debit Authorization forms may be obtained from the Plan Administrator. You may also initiate automatic quarterly investments by accessing your account online at www.computershare.com/investor. Forms will be processed and become effective as promptly as practicable; however, you should allow four to six weeks for the first investment to be initiated using the automatic investment feature.

Once your automatic quarterly investment is initiated, funds will be drawn from the designated bank account on the 25th day of January, April, July and October (or the next banking business day if the 25th day of January, April, July and October is not a banking business day). Participants may change their automatic quarterly investment by completing and submitting to the Plan Administrator a new Direct Debit Authorization form or by accessing their account online at www.computershare.com/investor. To be effective with respect to a particular investment date, however, the new instructions must be received by the Plan Administrator at least six business days prior to such investment date. Automatic deductions will continue indefinitely until you notify the Plan Administrator in writing or online that the automatic deductions are to stop. Employees and affiliates (as defined in Question 42 of this prospectus) must comply with the restrictions set forth in Question 42.

Subject to the limitations described in the preceding paragraphs, the Plan Administrator will use any optional cash payments that you may deliver to the Plan Administrator during any calendar quarter to purchase shares, including fractional shares, on the applicable quarterly investment date for credit to your Plan account. The Plan Administrator will wait up to three business days after receipt of the check or electronic funds transfer to ensure it receives good funds and will then seek to purchase shares from optional cash investments promptly on the investment date.

In the event that any check, draft or electronic funds transfer you may tender or order as payment to the Plan Administrator for optional cash purchases of our common stock is dishonored, refused or returned, you agree that the purchased shares when credited to your account may be sold, on the Plan Administrator’s order without your consent or approval, to satisfy the amount owing on the purchase. The “amount owing” will include the purchase price paid, any purchase and sale transaction fees, any brokerage commissions and the Plan Administrator’s returned check or failed electronic payment fee of $35. If the sale proceeds of purchased shares are insufficient to satisfy the amount owing, you authorize the Plan Administrator to sell additional shares then credited to your account as necessary to cover the amount owing, without further consent or authorization from you. The Plan Administrator may sell shares to cover an amount owing as a result of your order in any manner consistent with applicable securities laws. Any sale for that purpose in a national securities market would be commercially reasonable. You grant the Plan Administrator a security interest in all shares credited to your account including securities subsequently acquired and held or tendered for deposit, for purposes of securing any amount owing as described in this paragraph.

Your payment for optional cash purchases may be commingled by the Plan Administrator with dividends and with other participants’ payments for optional cash purchases for the purpose of buying shares of common stock in open market or privately negotiated transactions. You cannot specify the prices or timing of purchases, selection of broker or dealer nor can you make any other limitations on the purchase of shares other than those specified in this prospectus. You may stop the investment of any optional cash payment (and receive a refund of that amount) if the Plan Administrator receives your request for a refund no later than three business days prior to the applicable quarterly investment date. You may submit your request to the Plan Administrator through the Internet, by telephone or in writing.

Optional Cash Payments and Initial Investments in Excess of $5,000 – Request for Waivers

18.	Can I make optional cash purchases and initial investments in excess of $5,000?

From time to time we may accept requests for waiver of the $5,000 maximum amount for optional cash purchases and initial investments. We will post information regarding whether we will consider waiver requests with respect to a given calendar quarter through our website, www.mybrb.com, under the “Investors Relations” tab, then on the “Dividend Reinvestment & Direct Stock Purchase Plan” page. To obtain our written approval, you must submit a waiver request form, which you can obtain via the “Dividend Reinvestment & Direct Stock Purchase Plan” web page. The waiver request form must be submitted to us in accordance with the instructions contained in the form. If we approve your request for waiver, we or the Plan Administrator will notify you promptly, and we or the Plan Administrator will also provide you with details regarding the terms of the waiver as so approved and instructions for funds transfer to the Plan Administrator. Funds on all approved waiver requests must be received by us by the deadline specified in the waiver request form or the waiver approval will lapse. If we revoke our approval of the waiver request, all funds received in respect of such waiver request will be returned to you without interest.

19.	What is the purchase price of shares purchased pursuant to a waiver request?

Shares purchased pursuant to an approved request for waiver of the maximum amount for optional cash purchases and initial investments will be purchased directly from us as described in this prospectus. If we grant the request to purchase shares pursuant to a waiver request, there will be a “pricing period,” which will generally consist of 1 to 15 consecutive separate days as determined by us in our sole discretion during which our common stock is traded on the NYSE American following our grant of the waiver request. If we grant your request to purchase shares pursuant to a request for waiver, the dates of the pricing period will be set forth in the approved request for waiver. Each trading day in the pricing period will be a purchase date, and an equal portion of your optional cash investment will be invested on each purchase date. The purchase price for shares acquired pursuant to a request for waiver will be equal to the volume-weighted average price, rounded to four decimal places, of our common stock as quoted on the NYSE American obtained from Bloomberg L.P. for the trading hours from 9:30 a.m. to 4:00 p.m. Eastern time (including the closing print) for the number of days in the pricing period. The Plan Administrator will apply all optional cash purchases made pursuant to a request for waiver for which good funds are received on or before the first business day before the pricing period to the purchase of shares of our common stock on each purchase date. The purchase price may be subject to a “threshold price” (as defined in Question 20) and may be reduced by a waiver discount, each as more fully described below.

20.	Is there a threshold price for shares purchased pursuant to a request for waiver?

For any pricing period, we may establish a minimum purchase price per share (a “threshold price”) applicable to optional cash purchases and initial investments made pursuant to a waiver request. At least one business day prior to the first day of the applicable pricing period, we will decide whether to establish a threshold price, and if so, its amount. We will make this determination at our discretion after a review of current market conditions, the level of participation in the Plan and current and projected capital needs.

If a threshold price is established for any pricing period, it will be fixed as a dollar amount that the closing price for each trading day of such pricing period (not adjusted for a waiver discount, if any) must equal or exceed. Except as provided below, we will exclude from the pricing period any trading day that the closing price is less than the threshold price. Thus, for example, for a 10-day pricing period, if the threshold price is not satisfied for two of the 10 trading days in the pricing period, then we will return 20% of the funds you submitted in connection with your request for waiver unless we have activated the pricing period extension feature for the pricing period (as described below).

21.	Is there a pricing period extension feature for shares purchased pursuant to a waiver request?

We may elect to activate, for any particular pricing period, a pricing period extension feature that will allow the initial pricing period to be extended by the number of days that the threshold price is not satisfied, subject to a maximum of five trading days. If we elect to activate the pricing period extension feature and the threshold price is satisfied for any additional day that has been added to the initial pricing period, that day will be included as one of the trading days for the pricing period in lieu of the day on which the threshold price was not met or trades of our common stock were not quoted on the NYSE American. For example, if the determined pricing period is 10 days, and the threshold price is not satisfied for three out of those 10 days in the initial pricing period, and we had previously announced at the time of the request for waiver acceptance that the pricing period extension feature was activated, then the pricing period will automatically be extended, and if the threshold price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will become waiver investment dates in lieu of the three days on which the threshold price was not met. As a result, because there were 10 trading days during the initial and extended pricing period on which the threshold price was satisfied, all of the funds you submitted in connection with your request for waiver will be invested.

22.	Is there a market price discount pursuant to a waiver request pricing period?

For each pricing period, we may establish a waiver discount from the market price applicable to optional cash purchases and initial investments made pursuant to a waiver request. This waiver discount, if any, will range from 0% to 5% of the purchase price and may vary for each pricing period. The waiver discount, if any, will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining additional funds through the sale of our common stock as compared to other sources of funds, and current and projected capital needs. You may obtain information regarding the maximum waiver discount, if any, through our website, www.mybrb.com, under the “Investor Relations” tab, then on the “Dividend Reinvestment & Direct Stock Purchase Plan” page. Setting a waiver discount for a particular pricing period will not affect the setting of a waiver discount for any subsequent pricing period. The waiver discount, if any, will apply only to optional cash purchases and initial investments in excess of $5,000.

The waiver discount will apply to the entire optional cash purchase or initial investment made pursuant to a waiver and not just the portion in excess of $5,000. Any discount applicable to reinvested dividends, initial investments up to $5,000 and optional cash payments up to $5,000 per quarter will not apply to initial investments and optional cash purchases made pursuant to a waiver request.

23.	When will the Plan Administrator return unsubscribed funds pursuant to a waiver request?

We will return a portion of any funds you submitted in connection with your waiver request for each trading day of a pricing period or extended pricing period, if applicable, for which the threshold price is not met (referred to as “unsubscribed funds”). Any unsubscribed funds will be returned within five business days after the last day of the pricing period, or if applicable, the extended pricing period, without interest. The amount returned will be based on the number of days during which the threshold price was not satisfied (as compared to the number of days in the pricing period or extended pricing period). For example, the returned amount in a 10-day pricing period will equal one-tenth (1/10) of the total amount of such optional cash payment or initial investment (not just the amount in excess of $5,000) for each trading day that the threshold price is not satisfied.

The establishment of the threshold price and the possible return of a portion of an optional cash payment or initial investment applies only to optional cash payments and initial investments made pursuant to a waiver request. Setting a threshold price for a pricing period will not affect the setting of a threshold price for a subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Plan Administrator is required to provide you with any written notice as to the threshold price for any pricing period. You may access our website, www.mybrb.com, under the “Investor Relations” tab, then on the “Dividend Reinvestment & Direct Stock Purchase Plan” page to find out if a threshold price has been fixed or waived for any given pricing period.

24.	What if I have more than one account?

For the purpose of the limitations on optional cash purchases, we may aggregate all optional cash purchases for participants with more than one account using the same Social Security or Taxpayer Identification Number. Participants unable to supply a Social Security or Taxpayer Identification Number may be limited to only one account. Also, for the purpose of such limitations, all accounts which we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless we have determined that optional cash purchases for each such account would be consistent with the purposes of the Plan, we will have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

Reports to Participants

25.	What reports will be sent to me if I participate in the Plan?

Unless you are participating in the Plan through your broker, bank or other nominee, you will receive from the Plan Administrator a detailed statement of your account following each transaction. These statements will show total cash dividends received, total optional cash payments received, per share price (where applicable), and the number of whole shares and fractional interests purchased, sold, withdrawn or deposited for your account. The statements will also include specific cost basis information in accordance with applicable law, and you should retain them for income tax purposes. You are urged to consult your own tax adviser in computing your cost basis. If you are participating in the Plan directly, and not through your broker, bank or other nominee, you may also obtain account balance, tax and other information about your account online by signing in to the “Investor Center” on the Plan Administrator’s website.at www.computershare.com/investor. If you are participating in the Plan through your broker, bank or other nominee, you should contact such party regarding a statement of your interests in the Plan.

Dividends

26.	How will I be credited with the dividends paid on the shares I have enrolled in the Plan and/or that are being held in my Plan account?

The Plan Administrator will receive the cash dividends (less the amount of any taxes withheld) paid by us on all whole and fractional shares that are enrolled and/or held in the Plan at the dividend record date, and will credit such dividends to your Plan account on the dividend payment date. The dividends received by the Plan Administrator will automatically be reinvested in shares of our common stock if you have selected either of the reinvestment alternatives (see Questions 2 and 9). Participants who have elected to purchase shares with optional cash payments only will receive cash dividends on all shares, including shares purchased under the Plan, in the usual manner.

Certificates for Shares

27.	Will certificates be issued for shares purchased through the Plan?

Certificates for shares of our common stock purchased under the Plan will not be issued directly to you, unless requested as provided below. All shares credited to your Plan account will be held by the Plan Administrator or its nominee as your agent in book-entry (“uncertificated”) form, and will be shown on your statement of account. See Question 39.

You may obtain a certificate for any number of shares, up to the number of all whole shares, credited to your account under the Plan at any time by accessing your account online by signing in to the “Investor Center” on the Plan Administrator’s website at www.computershare.com/investor or by contacting the Plan Administrator by telephone at 1-800-368-5948 or in writing at the address set forth in response to Question 5 above or at such other website, telephone number or address as may be provided to you by us or the Plan Administrator at any time in the future. The issuance of certificates may be subject to an additional fee. Please contact the Plan Administrator to determine if there is a certificate issuance fee.

Shares credited to your account under the Plan may not be pledged, so long as they are held in book-entry form. If you wish to pledge some or all of these shares, you must request that a certificate for the shares you wish to pledge be issued in your name.

Certificates for fractional shares will not be issued under any circumstances.

28.	In whose name will accounts be maintained and certificates registered when issued?

The accounts under the Plan will be maintained in the name in which your shares are registered at the time you elect to enroll in the Plan. Consequently, any shares withdrawn from the Plan and issued in book-entry form under the direct registration system (see Questions 27, 32 and 39) as whole shares purchased under the Plan will be similarly registered when delivered to you upon your request. You may request certificates for whole shares of stock you are withdrawing from the Plan instead of receiving book-entry shares. Should you want the shares you withdraw from the Plan registered and reissued in a different name, you must so indicate by a proper written request bearing the registered owner’s signature(s) which has been guaranteed by an authorized financial institution, broker-dealer or other entity participating in the Medallion Guarantee Program.

29.	Does the Plan provide for safekeeping of stock certificates?

Yes. If you are a participant in the Plan, certificates for shares you hold of record may be sent to the Plan Administrator (at the address set forth in Question 5) requesting that they be deposited into the Plan for safekeeping. In that event, the shares represented by the certificates will be allocated to your Plan account. We provide this safekeeping feature free of charge. You should send such certificates by registered mail, return receipt requested, and insure them for an amount sufficient to cover the bond premium that would be charged to replace the certificates if they were lost or destroyed. Additionally, you may deposit shares you hold in the book-entry system into the Plan. See Question 39.

Changing Method of Participation, Withdrawal and Termination

30.	How do I change my method of participation?

You may change your method of participating in the Plan at any time by accessing your account online in the “Investor Center” on the Plan Administrator’s website at www.computershare.com/investor or by telephone or written notice to the Plan Administrator (see Question 5 for contact information ).

31.	When will a request to change my method of participation become effective?

Any change in your method of participating in the Plan that involves adding, changing or removing your participation in the dividend reinvestment option will become effective as of the next upcoming dividend payment date if notice of such intention is received by the Plan Administrator on or before the record date for such dividend payment.

Any change in your method of participating in the Plan that involves adding your participation in the optional cash purchase feature will become effective as of the next applicable quarterly investment date if notice of such intention is received by the Plan Administrator on or before three business days before such date. Any change in your method of participating in the Plan that involves removing your participation in the optional cash purchase feature will be effective immediately upon receipt by the Plan Administrator; provided, however, that if you have any optional cash payments held by the Plan Administrator at such time, then you may stop the investment of such optional cash payments and receive a refund of the applicable amount only if the Plan Administrator receives your notice of intention no later than three business days prior to the next applicable quarterly investment date.

Please also see Questions 33-34 for information on termination of participation in the Plan.

32.	How do I withdraw shares held in my Plan account?

You may at any time withdraw any or all whole shares credited to your Plan account by notifying the Plan Administrator by phone, in writing or through the “Investor Center” on the Plan Administrator’s website, www.computershare.com/investor that you wish to do so. Physical notice of withdrawal of shares should be sent to the address set forth in Question 5.

Unless you request certificates for your shares in writing, the Plan Administrator will issue the whole shares you are withdrawing in book-entry form through the direct registration system (see Question 39). In that case, the Plan Administrator will send a book-entry statement reflecting the whole shares you withdrew within approximately five business days of the date of transfer. If you request certificates for your shares, a certificate for the whole shares requested to be withdrawn will be issued in your name and mailed to you. You will not receive book-entry credit or certificates for fractional shares. Rather, any fractional share will be sold and a check for the net proceeds resulting from that sale (i.e., the proceeds from the sale less applicable fees and transfer taxes) will be mailed to you. If the Plan Administrator receives a notice of withdrawal near the record date for a particular dividend payment for an account you have whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on your behalf. In the event reinvestment is made, the Plan Administrator will process the withdrawal as soon as practicable, but in no event later than five business days after the investment is completed.

If you have elected full dividend reinvestment on all shares of stock registered in your name, the cash dividends on the shares withdrawn from the Plan will continue to be reinvested. You may change any election previously made by submitting a new enrollment form.

At your request, the Plan Administrator also may sell the shares withdrawn. See Question 35.

Terminating Participation

33.	When may participation in the Plan be terminated?

You may terminate your participation in the Plan at any time. Blue Ridge also may in its discretion terminate your participation in the Plan at any time. If a request to terminate is received near a dividend record date for an account you have whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on your behalf. In the event reinvestment is made, the Plan Administrator will process the termination as soon as practicable, but in no event later than five business days after the investment is completed.

If you choose to terminate your participation in the Plan and your participation includes the optional cash purchase feature and the Plan Administrator is then holding an optional cash payment amount, then your notice must be received by the Plan Administrator on or before three business days before the next applicable quarterly investment date to enable the Plan Administrator to implement your termination from the Plan and refund the optional cash payment amount to you. If your notice of termination is not received on a timely basis, then your termination from the Plan with respect to the optional cash payment amount that is then held by the Plan Administrator will not become effective until after the applicable quarterly investment date and the additional shares purchased on such date with such optional cash amount have been credited to your Plan account.

Upon termination, any optional cash payments sent to the Plan Administrator that were not invested will be returned promptly.

All cash dividends declared after your participation is terminated will be paid to you by check or direct deposit in the ordinary manner, unless you re-enroll in the Plan, which you may do at any time (subject to Plan terms).

34.	How may participation in the Plan be terminated?

You may terminate your participation in the Plan by notifying the Plan Administrator by phone, in writing or through the “Investor Center” on the Plan Administrator’s website, www.computershare.com/investor that you wish to do so. Physical notice of termination should be sent to the address set forth in Question 5.

In terminating your participation in the Plan, you may elect to receive:

•

any whole shares that you hold in the Plan either in certificated form or to be held for you in book-entry form through the direct registration system, plus a check for the proceeds from the sale of any fractional share (less any applicable fees, transfer taxes and service charges); or

•	a check for the proceeds from the sale of all shares, including any fractional share, held for your account (less applicable fees and any applicable transfer taxes).

See Questions 35 and 36 regarding sales of shares.

Blue Ridge reserves the right to terminate the participation of any participant in the Plan for any reason and at any time.

Sales of Shares

35.	Can I sell shares credited to my Plan account?

You can sell some or all of the shares credited to your Plan account by contacting the Plan Administrator. You have the following four choices when making a sale, depending on how you submit your sale request:

•

Market Order. A market order is a request to sell shares of our common stock promptly at the current market price. Market order sales are only available through the “Investor Center” at www.computershare.com/investor or by calling the Plan Administrator directly at 1-800-368-5948. Market order sale requests will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Market order sale requests received by the Plan Administrator during market hours are final and cannot be stopped or cancelled. Market order sale requests received outside of market hours will be submitted to the Plan Administrator’s broker on the next day the market is open. The Plan Administrator will use commercially reasonable efforts to honor requests by participants to cancel market orders placed outside of market hours. Depending on the number of shares being sold and current trading volume in our common stock, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day. To determine if your shares were sold, you should check your account online at www.computershare.com/investor or call the Plan Administrator directly at 1-800-368-5948. If your market order sale was not filled and you still want the shares to be sold, you will need to re-enter the sale request. Sales proceeds will equal the market price of the sale obtained by the Plan Administrator’s broker, less a transaction fee of $25.00 and a processing fee of $0.12 per share sold.

•

Batch Order. A batch order is an accumulation of all sales requests for shares of our common stock submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sale requests received in writing will be submitted as batch order sales, unless such requests specify otherwise. Batch order sales may only be requested in writing. In every case of a batch order sale, the price to each selling participant will be the volume-weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a transaction fee of $25.00 and a processing fee of $0.12 per share sold.

•

Day Limit Order. A day limit order is an order to sell shares of our common stock when and if they reach a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after-market hours, the next day the market is open). Depending on the number of shares being sold and the current trading volume in our common stock, such an order may only be partially filled, in which case the remainder of the order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion or, if the Plan Administrator’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling the Plan Administrator directly at 1-800-368-5948. A transaction fee of $25.00 and a processing fee of $0.12 per share sold will be deducted from the sale proceeds.

•

GTC Limit Order. A good-til-cancelled limit order is an order to sell shares of our common stock when and if the shares reach a specific trading price at any time while the order remains open (generally up to 30 days). Depending on the number of shares being sold and current trading volume in our common stock, sales may be executed in multiple transactions and over more than one day. If shares are traded on more than one day during which the market is open, a separate fee will be charged for each such day. The order (or any unexecuted portion thereof) is automatically cancelled if the trading price is not met by the end of the order period. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion or, if the Plan Administrator’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling the Plan Administrator directly at 1-800-368-5948. A service charge of $25.00 and a processing fee of $0.12 per share sold will be deducted from the sale proceeds.

All services of the Plan Administrator described in this Question 35 entail certain transaction fees and processing fees. All sales requests processed over the telephone by a customer service representative entail an additional fee of $15.00. The per share processing fee includes any brokerage commissions the Plan Administrator is required to pay. Any fractional share to be sold will be rounded up to the nearest whole share for the purposes of calculating the per share processing fee. Fees will be deducted from the proceeds derived from the sale. The Plan Administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the Plan Administrator to determine if there are any limitations applicable to your particular sale request.

Alternatively, you may choose to sell your shares through a broker of your choice, in which case you will have to request that the Plan Administrator either (i) electronically transfer your shares to your broker, or (ii) issue the shares in certificated form for delivery to your broker before settlement of the sale. Please note that only whole shares can be transferred or issued in certificated form.

The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold (except for prices specified for day limit orders or GTC limit orders) and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.

The price of our common stock may rise or fall during the period between a request for sale, the receipt of such request by the Plan Administrator and the ultimate sale on the open market. Instructions sent to the Plan Administrator to sell shares via market order or batch order sales are binding and may not be rescinded. If you prefer to have complete control as to the exact timing and sales prices, you can transfer the shares to a broker.

If you are an employee or affiliate of Blue Ridge, see Question 42 for certain limitations regarding your ability sell shares of our common stock credited to your Plan account.

36.	What happens when you sell or transfer all of the certificated shares and/or book-entry direct registration shares you own?

If you sell or transfer all shares registered in your name (those for which you either hold certificates or for which you are the record owner on the direct registration system) without terminating Plan participation, the cash dividends on shares credited to your Plan account will continue to be reinvested, as previously designated, until your participation in the Plan is terminated. If you sell all of the shares of our common stock you hold after a record date, in certificated form and/or in direct registration book-entry form, you would still hold shares of our common stock under the Plan because those shares are held by the Plan Administrator as nominee for all participants in the Plan. Cash dividends on the shares held in your Plan account, including any shares held in safekeeping, would continue to be reinvested under the Plan until your participation is terminated.

However, if you have only a fractional share in our common stock credited to your Plan account on the record date for cash dividends on our common stock, we reserve the right not to reinvest the additional dividends on such fractional share and to terminate your account. If we exercise this right, you will receive a check for the proceeds from the sale of such fractional share (less applicable fees and applicable transfer taxes), plus the amount of the cash dividends thereon.

37.	What happens when you sell or transfer some but not all of the shares registered in your name?

If you are reinvesting the cash dividends on all of the shares in your name (i.e., you have elected the “Full Dividend Reinvestment” option as described in Question 9) and you sell or transfer a portion of such shares, the cash dividends on the remainder of the shares registered in your name will continue to be reinvested.

Federal Income Tax Consequences

38.	What are the federal income tax consequences of participation in the Plan?

The following is a brief summary of the material federal income tax considerations applicable to the Plan, is for general information only, and does not constitute tax advice. This summary is intended to be a general outline of the U.S. federal income tax consequences to an individual or a corporate participant in the Plan. This summary is not a complete description of all of the tax consequences of your participation in the Plan. For example, it does not address any state, local or foreign tax consequences of your participation. The following summary is based upon existing tax laws, regulations and rulings on the date of this prospectus. No ruling has been issued or requested regarding the Plan. All of the foregoing are subject to different interpretations and are also subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Participants are responsible for determining the tax consequences related to any shares purchased, sold, deposited or withdrawn under the Plan. You are encouraged to consult your tax advisor with specific reference to your own tax situation and potential changes in the applicable law as to all federal, state, local, foreign and other tax matters in connection with the reinvestment of dividends and purchase of shares under the Plan, your tax basis and holding period for shares acquired under the Plan and the character, amount and tax treatment of any gain or loss realized on the disposition of shares.

Participants in the Plan who purchase shares of common stock from us with reinvested dividends, will be treated as having received a taxable dividend in an amount equal to the fair market value of the shares of common stock credited to their account on the date the cash dividend is paid. If shares of common stock (including fractional shares) are purchased in open-market transactions, participants will be treated as having received a dividend equal to the amount of cash dividend used to make those purchases. In addition, you may be treated as having received income in the amount of any brokerage commissions or other fees paid by Blue Ridge on your behalf. If you have elected to have your dividends reinvested, and you make optional investments that are subject to a discount, you may be treated as having received a dividend equal to the excess, if any, of the fair market value of the shares acquired over the amount of your optional cash investment.

The tax basis of shares of common stock purchased with reinvested dividends generally will be the amount of such dividend you are treated as receiving, as described above. The tax basis of shares of common stock purchased with optional cash payments will be the total dividends you are treated as having received, as described above, plus the amount of any cash payment.

Dividends paid that are treated as qualified dividend income are eligible for a reduced rate of federal income taxation for individuals of up to 20% (plus the 3.8% Medicare tax described below, if applicable) under current law, provided that the dividend is paid with respect to shares held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, the individual is not obligated to make related payments with respect to substantially similar or related property, and certain other conditions are met.

U.S. individuals, trusts and estates having adjusted gross income in excess of $200,000 ($250,000 in the case of married, filing jointly) will be subject to a 3.8% Medicare tax on investment earnings, including dividends and gains you receive or recognize with respect to our common stock.

A participant will not realize any taxable income upon receipt of certificates for whole shares that have been credited to the participant’s account, whether received upon the participant’s request or upon termination of participation in the Plan or upon termination of the Plan.

A participant will realize a gain or loss when shares are sold or exchanged after withdrawal (including termination) from, or termination of, the Plan and, in the case of a fractional share, when the participant receives a cash payment for a fraction of a share credited to his or her account. The amount of such gain or loss will be the difference between the amount that the participant receives for the shares or fraction of a share and the tax basis therein. Such gain or loss will be long-term capital gain or loss if the shares are held as a capital asset and the participant’s holding period for the shares exceeds one year immediately prior to such disposition. The holding period for a share of our common stock acquired pursuant to the Plan will begin on the day following the applicable investment date on which the share was acquired. Long-term capital gains of noncorporate taxpayers (i.e., individuals, trusts and estates) are currently taxed at a maximum of 20% (plus the 3.8% Medicare tax described above, if applicable). The deductibility of capital losses is subject to limitations.

We will be required to report to the Internal Revenue Service (“IRS”) the cost basis for tax purposes of all shares acquired through the Plan on or after January 1, 2011 on Form 1099-B. Such reporting will be required at the time any such shares are sold. In addition, we will be required to report dividend income to participants and the IRS on Form 1099-DIV.

For participants who are subject to U.S. withholding tax, backup withholding or foreign taxes, we will withhold the required taxes from the gross dividends or proceeds from the sale of shares. Any amount withheld as backup withholding tax will be allowable as a refund or credit against your U.S. federal income tax liability. The dividends or proceeds received by the participant, or dividends reinvested on behalf of the participant, will be net of the required withholding taxes. With respect to any foreign participants, certain withholding taxes may apply. These withholding taxes may be reduced or eliminated by treaty between the U.S. and the country in which the participant resides, if the participant provides appropriate documentation to claim the benefit of the treaty. Additionally, backup withholding may be eliminated by providing proper documentation (IRS Forms W-9, W-8-BEN, W-8-BEN-E or other applicable IRS Form). However, under legislation generally known as “FATCA” (the Foreign Account Tax Compliance Act), U.S. withholding at a 30% tax rate will be imposed on dividends paid to foreign shareholders if certain disclosure, information reporting and certification requirements are not satisfied.

The above is intended only as a general discussion of the current U.S. federal income tax consequences of participation in the Plan. Accordingly, you should consult your own tax advisors with respect to the federal, state, local and foreign tax consequences of your participation in the Plan.

Other Information

39.	What is the direct registration system and how does it impact the Plan?

We are a participant in the direct registration system (“DRS”), which is a method of recording shares of stock in electronic, or book-entry, form. This means that shares of our common stock can be registered in your name on our books without the need for physical certificates. Shares held in DRS book-entry form have all the traditional rights and privileges of shares held in certificated form.

DRS eliminates the risk and cost of paper certificates, while enabling you to maintain the benefits of direct ownership, including the ability to participate in the Plan. If you hold any shares in book-entry form, you may at any time choose to have all or a portion of your book-entry shares transferred to your broker electronically by contacting your broker. When using your broker to facilitate a share transfer, you will need to provide them with a copy of your DRS account statement.

Shares of our common stock that are withdrawn from the Plan will be issued in DRS book-entry form rather than physical certificates unless you specify otherwise. You may convert any stock certificate(s) you currently hold to DRS book-entry form, by sending the stock certificate(s) to the Plan Administrator, with a request to deposit them to your DRS account. There is no cost to you for this custodial service.

40.	What happens if Blue Ridge issues a dividend payable in stock or declares a stock split?

Any dividend payable in our common stock or shares of our common stock distributed by us due to a stock split (or similar transaction) on shares registered in your name, will be issued to you. For shares credited to your account under the Plan, any such additional shares will be added to your Plan account.

The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. Our Board of Directors may change the amount and timing of dividends at any time and without notice.

41.	How will shares allocated to my Plan account be voted at shareholders’ meetings?

If on the record date for a shareholders meeting there are any shares credited to your Plan account and entitled to vote, a proxy will be sent to you in connection with the meeting, as in the case of shareholders not participating in the Plan. This proxy will apply to all shares registered in your own name, whether acquired pursuant to the Plan or otherwise, as well as to all shares credited to your account under the Plan.

If your proxy is returned properly signed and marked for voting, the shares covered by the proxy, including those registered in your name and those held for you by the Plan, will be voted as marked. If your proxy is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any proposal, your shares covered by the proxy, including those registered in your name and those held for you by the Plan, will be voted in accordance with the recommendations of agents appointed by the proxy. If the proxy is not properly executed and returned, your shares will be voted only if you vote in person. You also may elect to vote in person at the meeting if you revoke your proxy.

No shares held under the Plan will be voted by the Plan Administrator.

42.	Are there any special restrictions on the sale or transfer of shares of common stock purchased under the Plan?

•

Reselling. Our directors and executive officers are considered “affiliates” of Blue Ridge, as that term is defined under SEC rules, and generally may not publicly re-offer shares acquired under the Plan except pursuant to Rule 144 under the Securities Act or pursuant to an effective registration statement. An “affiliate” of our company is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Blue Ridge. We have no present intention of filing a registration statement which would permit our affiliates to publicly re-offer shares acquired under the Plan other than in reliance on Rule 144. Employees who are not considered affiliates of Blue Ridge and who comply with all relevant federal and state securities laws, and our insider trading policy, are free to sell their shares acquired under the Plan at any time, as are all other participants.

•

Purchasing. Our employees and affiliates must comply with all relevant federal and state securities laws and our insider trading policy when purchasing shares of our common stock pursuant to the optional cash purchase feature of the Plan. In other words, if an employee or affiliate is in possession of material nonpublic information about us, the employee or affiliate may not purchase shares of our common stock pursuant to the optional cash purchase feature of the Plan. Any purchases of shares through dividend reinvestment under the Plan (but not through optional cash payment) by our directors and executive officers are exempt from the reporting obligations and short-swing profit recovery provisions of Section 16 of the Exchange Act.

43.	What are the responsibilities of Blue Ridge and the Plan Administrator under the Plan?

Blue Ridge and the Plan Administrator will not be liable under the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of or liability arising out of failure to terminate your account upon your death; the prices at which, or terms upon which, shares are purchased or sold for your account; the times when purchases or sales are made; or the fluctuations in the market value of our common stock before, at or after any such purchases or sales can be made. In no event shall Blue Ridge, the Plan Administrator or their agents have any liability as to any inability to purchase shares or as to the timing of any purchase.

All notices from the Plan Administrator will be addressed to you at your last address of record with the Plan Administrator. The mailing of a notice to your last address of record will satisfy the Plan Administrator’s duty of giving notice to you. Therefore, you must promptly notify the Plan Administrator of any change of address. You may elect to receive your Plan statement and other information via electronic delivery by signing up for electronic shareholder communications through the “Investor Center” on the Plan Administrator’s website at www.computershare.com/investor.

Neither Blue Ridge nor the Plan Administrator can assure you of a profit or protect you against a loss on any shares purchased for your account under the Plan. An investment in shares of our common stock under the Plan is, as is any equity investment, subject to investment risk and possible loss of some or all of the principal amount invested.

44.	May the Plan be changed or discontinued?

While we presently intend to continue the Plan indefinitely, we reserve the right to suspend, amend, modify or terminate the Plan at any time. Notice of such suspension, amendment, modification or termination will be sent to all participants. No such event will affect any shares then credited to your Plan account. We also reserve the right to terminate your participation in the Plan at any time for any reason.

Upon any termination of the Plan by us or upon the termination by you of your participation in the Plan, any uninvested cash dividends or optional cash payments then held by the Plan Administrator will be remitted to you in cash. Moreover, upon any such termination of the Plan by us or any such termination of your participation in the Plan, if you have not elected to continue to hold the Plan shares in DRS book-entry form, a certificate for the number of whole shares of common stock credited to your account will be issued and a cash payment will be made for any fractional share interest credited to your account, less any applicable fees. The issuance of certificates may be subject to an additional fee. Please contact the Plan Administrator to determine if there is a certificate issuance fee.

45.	Who interprets and regulates the Plan?

We reserve the right to interpret and regulate the Plan as may be necessary or desirable in connection with the operation of the Plan. The Plan is governed by the laws of the Commonwealth of Virginia.

46.	How may I obtain answer to other questions regarding the Plan?

Any additional questions about the Plan should be addressed to the Plan Administrator as follows:

Blue Ridge Bankshares, Inc.

c/o Computershare Trust Company, N.A.

Dividend Reinvestment and Direct Stock Purchase Plan

P.O. Box 505000

Louisville, KY 40233-5000

Telephone: 1-800-368-5948

Internet: www.computershare.com/investor

USE OF PROCEEDS

We are unable to predict the number of shares of our common stock that will be sold pursuant to the Plan, the prices at which the shares will be sold, or the amount of proceeds (if any) we will receive pursuant to the offer and sale of shares under the Plan. To the extent that shares of common stock used to fund the Plan are purchased on the open market or in privately-negotiated transactions, there will be no proceeds to us from the purchase of those shares. We intend to use the net proceeds from the sale of newly issued shares of our common stock issued under the Plan for general corporate purposes, which may include, among other things, investments in or extensions of credit to Blue Ridge Bank, working capital, capital expenditures, stock repurchases, debt repayment or the financing of possible acquisitions.

VALIDITY OF SECURITIES

The validity of the shares of our common stock offered hereby has been passed upon for us by Williams Mullen, Richmond, Virginia.

EXPERTS

Blue Ridge Bankshares, Inc. The consolidated financial statements of Blue Ridge Bankshares, Inc. and its subsidiaries as of December 31, 2021 and 2020, and for the years then ended, incorporated into this prospectus and the registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2021, have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as stated in their report appearing in such Form 10-K. Such report of Elliott Davis, PLLC is incorporated herein and in the registration statement by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Bay Banks of Virginia, Inc. The consolidated financial statements of Bay Banks of Virginia, Inc. and its subsidiaries as of December 31, 2020, and for the year then ended, appearing in Exhibit 99.1 of our Current Report on Form 8-K filed on May 10, 2022, were audited by Elliott Davis, PLLC, an independent registered public accounting firm, as stated in their report appearing in Exhibit 99.1 of our Current Report on Form 8-K filed on May 10, 2022, and incorporated herein and in the registration statement by reference. Such consolidated financial statements and report have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Bay Banks of Virginia, Inc. and its subsidiaries as of December 31, 2019, and for the year then ended, appearing in Exhibit 99.1 of our Current Report on Form 8-K filed on May 10, 2022, were audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as stated in their report appearing in Exhibit 99.1 of our Current Report on Form 8-K filed on May 10, 2022, and incorporated herein and in the registration statement by reference. Such consolidated financial statements and report have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DIVIDEND REINVESTMENT

AND

DIRECT STOCK PURCHASE PLAN

COMMON STOCK

PROSPECTUS

May 23, 2022

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Estimated fees and expenses (except in the case of a registration fee) in connection with the issuance and distribution of the offered securities are as follows:

Securities and Exchange Commission registration fee*	$4,099
Accounting fees and expenses	3,000
Legal fees and expenses	20,000
Printing expenses	7,800
Miscellaneous expenses	500

Total	$35,399

*	Represents actual expenses. All other expenses are estimates.

Item 15. Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

As permitted by the VSCA, the articles of incorporation of the registrant contain provisions that indemnify its directors and officers and that eliminate the liability of both its directors and officers to the registrant or its shareholders for monetary damages in excess of $1.00, to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of the registrant or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, the registrant’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The registrant has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers’ liability insurance coverage. The rights of indemnification provided in the articles of incorporation of the registrant are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 16. Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of May 13, 2019, between Blue Ridge Bankshares, Inc. and Virginia Community Bankshares, Inc. (incorporated by reference to Appendix A to the joint proxy statement/prospectus included in Amendment No. 2 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 (File No. 333-233148) filed on October 29, 2019).

2.2	Agreement and Plan of Reorganization, dated as of August 12, 2020, as amended on November 6, 2020, between Blue Ridge Bankshares, Inc. and Bay Banks of Virginia, Inc. (incorporated by reference to Appendix A to the joint proxy statement/prospectus included in Amendment No. 1 to Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 (File No. 333-249438) filed on December 9, 2020).

4.1	Articles of Incorporation of Blue Ridge Bankshares, Inc., as amended through August 16, 2011 (incorporated by reference to Exhibit 2.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

4.1.1	Articles of Amendment of Blue Ridge Bankshares, Inc., dated June 27, 2018 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Registration Statement on Form S-4 filed on August 8, 2019).

4.1.2	Articles of Amendment of Blue Ridge Bankshares, Inc., dated July 7, 2020 (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on July 8, 2020).

4.2	Bylaws of Blue Ridge Bankshares, Inc., as amended and restated January 31, 2021 (incorporated by reference to Exhibit 3.2 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on February 1, 2021).

4.3	Specimen Common Stock Certificate of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 3.1 of Blue Ridge Bankshares, Inc.’s Form 1-A Offering Statement filed May 19, 2016).

4.4	Form of 5.625% Fixed-to-Floating Rate Subordinated Note due 2029 (incorporated by reference to Exhibit 4.1 to Bay Banks of Virginia, Inc.’s Current Report on Form 8-K filed on October 7, 2019).

4.5	Form of 6.000% Fixed to Floating Rate Subordinated Note due 2030 (incorporated by reference to Exhibit 4.1 of Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed on May 29, 2020).

5.1	Opinion of Williams Mullen.*

23.1	Consent of Williams Mullen (included in Exhibit 5.1).

23.2	Consent of Elliott Davis, PLLC, as accountants for Blue Ridge Bankshares, Inc.*

23.3	Consent of Elliott Davis, PLLC, as accountants for Bay Banks of Virginia, Inc.*

23.4	Consent of Dixon Hughes Goodman LLP, as accountants for Bay Banks of Virginia, Inc.*

24.1	Power of Attorney (included on signature page).

99.1	Initial Enrollment Form.*

99.2	Existing Shareholder Enrollment Form.*

107	Filing Fee Table.*

*	Previously filed.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 11933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)

That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlottesville, Commonwealth of Virginia, on May 23, 2022.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Brian K. Plum Brian K. Plum	President, Chief Executive Officer and Director (principal executive officer)	May 23, 2022

* Larry Dees	Chairman of the Board of Directors	May 23, 2022

* Hunter H. Bost	Director	May 23, 2022

* Elizabeth H. Crowther	Director	May 23, 2022

* Mensel D. Dean	Director	May 23, 2022

* Richard A. Farmar, III	Director	May 23, 2022

Signature	Capacity	Date

* Andrew C. Holzwarth	Director	May 23, 2022

* Robert S. Janney	Director	May 23, 2022

* Julien G. Patterson	Director	May 23, 2022

* Randolph N. Reynolds, Jr.	Director	May 23, 2022

* Vance H. Spilman	Director	May 23, 2022

* C. Frank Scott, III	Director	May 23, 2022

* William W. Stokes	Director	May 23, 2022

* Carolyn J. Woodruff	Director	May 23, 2022

* Judy C. Gavant	Chief Financial Officer (principal financial officer)	May 23, 2022

* Brett E. Raynor	Chief Accounting Officer (principal accounting officer)	May 23, 2022

By:	/s/ Brian K. Plum
Name: Brian K. Plum
Title: Attorney-in-Fact
May 23, 2022